Filed by Silver Crest Acquisition Corp

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: TH International Ltd

Commission File No. 333-259743

Tim Hortons China to open coffee shops in Metro's China stores

Reuters

By Sophie Yu and Brenda Goh

Nov 29, 2021

BEIJING, Nov 29 (Reuters) - The Chinese arm of Canadian coffee chain Tim Hortons said on Monday it has signed a deal with Metro China to open coffee shops in the retailer's stores, as it banks on rising coffee consumption in the world's most populous country.

Tims China said the first batch of seven Tims Go coffee shops, a compact-store model with delivery services, opened on Monday at Metro China stores in four cities. It eventually aims to expand the partnership to 60 cities.

Metro China, a joint venture of Wumart (WUMSY.PK) and Metro AG (B4B.DE), currently operates 99 stores.

The latest openings bring the store footprint for Tims China, which plans to go public next year, to over 335 stores in 20 Chinese cities, up from 137 stores at the start of the year.

"China is the fastest growing coffee market in the world," Tims China chairman Peter Yu told Reuters.

"As of last year, Chinese per capita consumption of coffee was 5%, so one-twentieth of what it was in Japan, and one-thirtieth of what it was in Canada. So we believe there is tremendous room for us to bring and to help grow a coffee culture here."

In August, Tims China said in an investor presentation filed with the U.S. Securities and Exchange Commission that it expects its stores in China to total more than 2,700 by 2026.

Yu said the COVID-19 pandemic had helped to drive growth in the coffee delivery business.

"So having a smaller format like Tims Go enables us to grow more rapidly," he said.

Tims China, formed in 2019, is a joint venture of Restaurant Brands International (QSR.TO) and private equity firm Cartesian Capital Group, backed by Tencent and Sequoia Capital.

In August, Tims China said it has agreed to go public in a merger with blank check company Silver Crest Acquisition Corp (SLCR.O), valuing the business at $1.69 billion, including debt. read more

The company is "still doing everything possible" at the moment to close the deal in the first quarter of 2022, said Yu.

Overview of the Transactions Contemplated by the Merger Agreement

THIL and Silver Crest Acquisition Corporation (“Silver Crest”), a publicly traded special purpose acquisition company, have signed a definitive agreement related to a proposed business combination that would result in THIL becoming a public company. As a result of the business combination, THIL will continue as the parent/public company and will retain the name “TH International Limited”. THIL intends to apply for listing of its ordinary shares on the NASDAQ Stock Market under the proposed symbol “THCH” to be effective at the consummation of the business combination.

Important Information and Where to Find It

This communication does not contain all the information that should be considered concerning the proposed business combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. In connection with the proposed business combination, THIL has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus with respect to the business combination. The definitive proxy statement/prospectus and other relevant documentation will be mailed to Silver Crest shareholders as of a record date to be established for purposes of voting on the business combination. Silver Crest shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about THIL, Silver Crest and the proposed transactions. Shareholders will also be able to obtain a copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus once they are available, without charge, at the SEC’s website at http://www.sec.gov or by directing a request to: Silver Crest Acquisition Corporation, Suite 3501, 35/F, Jardine House, 1 Connaught Place, Central, Hong Kong.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Crest, THIL and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Silver Crest is set forth in Silver Crestʼs IPO prospectus dated January 13, 2021 filed with the SEC on January 15, 2021. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests will be set forth in the Registration Statement when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of THIL or Silver Crest, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain information in this communication is forward-looking and relates to THIL and its anticipated business strategy, events and courses of action. Words or phrases such as “anticipate”, “objective”, “may”, “will”, “might”, “should”, “could”, “can”, “intend”, “expect”, “believe”, “estimate”, “predict”, “potential”, “plan”, “is designed to” or similar expressions suggest future outcomes. Without limiting the generality of the foregoing, the forward-looking statements in this communication include THIL’s future market position and the growth of China’s coffee market.

Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, level of activity, performance or achievements and there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking statements.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking information will not occur, which may cause THILʼs actual performance and financial results in future periods to differ materially from any estimates of future performance, illustrations of performance results or results expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the business combination; the outcome of any legal proceedings that may be instituted against THIL, Silver Crest or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Silver Crest, to have sufficient cash available to complete the business combination or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of THIL as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination; and the other risks and uncertainties set forth in Silver Crestʼs periodic reports filed with the SEC, including but not limited to in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Silver Crestʼs annual report on Form 10-K for the year ended December 31,2020 as updated by Silver Crestʼs quarterly report on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021 and September 30, 2021, as amended. The forward-looking statements contained in this communication are expressly qualified by this cautionary statement. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on forward-looking statements.